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Form 12b-25                                                         Page 1 of 3


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Form 12b-25

                          NOTIFICATION OF LATE FILING

(Check one): [_] Form 10-K [X] Form 20-F [_] Form 11-K [_] Form 10-Q [_] N-SAR

For Period Ended: June 30, 2001
[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

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 Read Instruction (on back page) Before Preparing Form.  Please Print or Type
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Nothing in this form shall be construed to imply that the Commission has verified any Information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________
PART I - REGISTRATION INFORMATION

                              GENTIA SOFTWARE plc
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                            Full Name of Registrant

                      Planning Sciences International plc
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                           Former Name if Applicable

                       Tuition House, St. George's Road
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           Address of Principal Executive Office (Street and Number)

                   Wimbleton, London, England, U.K. SW19 4EU
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                           City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
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Form 12b-25                                                         Page 2 of 3


                          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]
                          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

                          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The registrant has been advised by Ernst & Young, its certified public accounting firm, that it will be unable to furnish the auditor's report required by Form 20-F because of SEC independence rules. For this reason, Ernst & Young has resigned as the registrant's auditors. The registrant is taking steps to resolve this situation as soon as possible.

The registrant announced unaudited results for the twelve months ended December 31, 2000 on February 2, 2001. For the twelve months ended December 31, 2000, the registrant reported total revenue of $20.6 million as compared to $24.1 million for the same period ended December 31, 1999. The decrease in revenue is attributable principally to a reduction in services and other revenue. This is primarily due to a reduction of direct professional services revenue as a result of the registrant's decision to focus on application-specific, high margin business and to cancellation of maintenance on legacy products.

During the twelve months ended December 31, 2000 the registrant incurred operating costs of $32.1 million against $24.3 million for the same period ended December 31, 1999. The increase in operating costs is attributable to an increase in sales and marketing expenditures of $6.1 million and additional goodwill amortization of $4.5 million.

PART IV - OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification.


Stephen R. Fluin                011-44-208               971-4000
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    (Name)                      (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [_] Yes [X] No

                                GENTIA SOFTWARE plc
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                           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  June 30, 2001                     By  STEPHEN R. FLUIN
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                                            Chief Executive Officer
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Form 12b-25                                                          Page 3 of 3


INSTRUCTIONS: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).
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